

09065052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1018 AND ENDING 09/30/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	NE	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2009, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title


GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

Notary Public 11-9-09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD AMERITRADE, Inc.
(An Indirect Wholly Owned Subsidiary of TD AMERITRADE
Holding Corporation)
SEC File Number: 8-23395
September 30, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

0911-1110876

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD AMERITRADE, Inc.
(An Indirect Wholly Owned Subsidiary of TD
AMERITRADE
Holding Corporation)
SEC File Number: 8-23395
September 30, 2009
With Report of Independent Registered Public Accounting
Firm

TD AMERITRADE, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE, Inc.

We have audited the accompanying consolidated statement of financial condition of TD AMERITRADE, Inc. (the Company) as of September 30, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD AMERITRADE, Inc. at September 30, 2009, in conformity with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
November 24, 2009

TD AMERITRADE, Inc.

(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Consolidated Statement of Financial Condition

(In Thousands, Except Share Amounts)

September 30, 2009

Assets	
Cash and cash equivalents	$ 396,907
Short-term investments	1,117
Receivable from broker-dealers	8,165
Receivable from affiliated clearing broker-dealer	20,949
Receivable from affiliates	4,731
Other receivables	6,677
Securities owned, at fair value	17,733
Property and equipment, net of accumulated depreciation and amortization of $16,633	38,503
Goodwill	1,915,046
Acquired intangible assets, net of accumulated amortization of $209,861	806,360
Deferred income taxes	17,161
Other assets	7,011
Total assets	$ 3,240,360
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 150,080
Payable to affiliates	7,122
Deferred income taxes, net	128,258
Total liabilities	285,460
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	–
Additional paid-in capital	2,664,352
Retained earnings	290,646
Accumulated other comprehensive loss	(98)
Total stockholder's equity	2,954,900
Total liabilities and stockholder's equity	$ 3,240,360

See accompanying notes.

TD AMERITRADE, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Notes to Consolidated Statement of Financial Condition

September 30, 2009

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD AMERITRADE, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent) through the Company's immediate parent TD AMERITRADE Online Holdings Corp. (TDAOH). The consolidated statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through November 24, 2009, the date on which the consolidated statement of financial condition was issued.

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. In addition, the Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of and the corresponding services functions are regulated by the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and securities exchanges in which it maintains membership.

The Company clears its securities transactions on a fully disclosed basis through TD AMERITRADE Clearing, Inc. (TDAC), an indirect wholly owned subsidiary of the Parent.

2. Significant Accounting Policies

Financial Accounting Standards Board Accounting Standards Codification

On September 30, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 168, *The FASB Accounting Standards Codification™ and The Hierarchy of Generally Accepted Accounting Principles.* The Accounting Standards Codification (ASC or Codification) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of

2. Significant Accounting Policies (continued)

authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the consolidated statement of financial condition by providing references to the ASC topics.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents on the consolidated statement of financial condition approximate fair value.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2009.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates

2. Significant Accounting Policies (continued)

expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Foreign Currency Translation

Assets and liabilities of the Company's Canadian subsidiary that are denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at each period-end. The effects of foreign currency translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive income (loss) on the consolidated statement of financial condition.

Recently Adopted Accounting Pronouncements

On October 1, 2008, the Company adopted ASC 820-10, *Fair Value Measurements and Disclosures*, for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. The Company will not adopt ASC 820-10 until October 1, 2009, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value, and expands disclosures about fair value measurements. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated statement of financial condition.

Effective April 1, 2009, the Company adopted ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated statement of financial condition is issued or is available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company's consolidated statement of financial condition.

3. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2009 (in thousands):

	Goodwill	Acquired Intangible Assets
Balance as of September 30, 2008	$ 1,875,158	$ 868,005
Fiserv Trust Company earn-out payment (1)	41,266	–
Purchase accounting adjustments, net of income taxes (2)	(1,330)	–
Tax benefit of option exercises (3)	(48)	–
Amortization of intangible assets	–	(61,645)
Balance as of September 30, 2009	$ 1,915,046	$ 806,360

(1) In connection with TDAOH's acquisition of Fiserv Trust Company (Fiserv) on February 4, 2008, an additional earn-out payment of up to $100 million in cash was payable following the first anniversary of the acquisition based on the achievement of revenue targets. In May 2009, based on revenues through the February 4, 2009, anniversary date, TDAOH paid approximately $41.3 million for the earn-out obligation.

(2) Purchase accounting adjustments for fiscal 2009 primarily consist of $0.8 million (net of income taxes) of adjustments decreasing exit liabilities related to the Parent's acquisition of TD Waterhouse Group, Inc. (TD Waterhouse) in fiscal 2006, $0.3 million (net of income taxes) of adjustments to liabilities related to the Fiserv acquisition, and $0.2 million of net adjustments to accruals for uncertain tax positions relating to the TD Waterhouse acquisition and the Parent's merger with Datek Online Holdings Corp. (Datek) in fiscal 2002.

(3) Represents the tax benefit of exercises of replacement stock options that were issued in connection with the Parent's merger with Datek. The tax benefit of an option exercise is recorded as a reduction of goodwill to the extent the Company recorded fair value of the replacement option in the purchase accounting. To the extent any gain realized on an option exercise exceeds the fair value of the replacement option recorded in the purchase accounting, the tax benefit on the excess is recorded as additional paid-in capital.

3. Goodwill and Acquired Intangible Assets (continued)

Acquired intangible assets consist of the fair value allocated to client relationships from acquisitions.

4. Property and Equipment

Property and equipment is comprised of the following (in thousands):

Leasehold improvements	$ 42,248
Computer equipment	3,473
Other equipment, furniture and fixtures	9,415
	55,136
Less accumulated depreciation and amortization	(16,633)
Property and equipment, net	$ 38,503

5. Income Taxes

As of September 30, 2009, temporary differences between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities arise from property and equipment, goodwill, acquired intangible assets, stock-based compensation, unrealized tax gains on the money market deposit account agreement described in Note 10, the Company's client guarantee liabilities described in Note 8, the federal impact of state uncertain tax positions and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2009 (in thousands):

Deferred tax liabilities	$ 345,955
Deferred tax assets	(234,858)
Net deferred tax liabilities	$ 111,097

Included in deferred tax assets above as of September 30, 2009, is approximately $17.2 million of deferred tax benefits relating to intangible asset amortization deductions expected to be claimed in various state taxing jurisdictions, which may not be offset by deferred tax liabilities

5. Income Taxes (continued)

arising from different taxing jurisdictions on the consolidated statement of financial condition. This amount is presented separately as an asset on the consolidated statement of financial condition.

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of fiscal 2009, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

A reconciliation of the activity related to unrecognized tax benefits follows (in thousands):

Balance as of October 1, 2008	$ 41,063
Additions based on tax positions related to the current year	4,437
Additions based on tax positions related to prior years	339
Reductions for tax positions of prior years	(4,951)
Balance as of September 30, 2009	$ 40,888

The balance of unrecognized tax benefits as of September 30, 2009, was $40.9 million ($26.6 million net of the federal benefit on state matters). The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2006 through 2008 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. The Company does not expect that the gross unrecognized tax benefits for tax positions as of September 30, 2009, will significantly increase or decrease within the next 12 months.

As of September 30, 2009, accrued interest and penalties included in accounts payable and accrued liabilities was $2.8 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances, as defined. The Company is also subject to Commodity Futures Trading Commission Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $500,000. At September 30, 2009, the Company had net capital of $264.0 million, which was $263.5 million in excess of the required net capital of $500,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases office space under noncancelable operating leases. The Company also sublets office space under noncancelable subleases. Future minimum rental commitments under such leases and subleases are as follows (in thousands):

	Leases	Subleases
Year ending September 30:		
2010	$ 16,833	$ (688)
2011	15,602	(53)
2012	13,277	–
2013	12,474	–
2014	11,052	–
Thereafter through 2020	33,367	–
	$ 102,605	$ (741)

Legal and Regulatory Matters

Spam Litigation – A purported class action, captioned *Elvey v. TD Ameritrade, Inc.*, was filed on May 31, 2007, in the United States District Court for the Northern District of California. The complaint alleges that there was a breach in the Company's systems, which allowed access to e-mail addresses and other personal information of account holders, and that as a result account holders received unsolicited e-mail from spammers promoting certain stocks and have been subjected to an increased risk of identity theft. The complaint requests unspecified damages and injunctive and other equitable relief. A second lawsuit, captioned *Zigler v. TD Ameritrade, Inc.*, was filed on September 26, 2007, in the same jurisdiction on behalf of a purported nationwide class of account holders. The factual allegations of the complaint and the relief sought are substantially the same as those in the first lawsuit. The cases were consolidated under the caption *In re TD Ameritrade Accountholders Litigation*. The Company hired an independent consultant to investigate whether identity theft occurred as a result of the breach. The consultant conducted

8. Commitments and Contingencies (continued)

four investigations from August 2007 to June 2008 and reported that it found no evidence of identity theft. The parties entered into an agreement to settle the lawsuits on a class basis subject to court approval. On May 1, 2009, the Court granted preliminary approval of the proposed settlement, which had been revised. Some class members filed objections and opt-outs. The court denied final approval of the proposed settlement on October 23, 2009. The court ruled that the asserted benefits of the settlement to the class were not sufficient to warrant approval and that the proposed settlement was not fair, reasonable and adequate. The court scheduled a case conference for December 10, 2009.

Auction Rate Securities Matters – Beginning in March 2008, lawsuits were filed against various financial services firms by customers related to their investments in auction rate securities (ARS). The plaintiffs in these lawsuits allege that the defendants made material misrepresentations and omissions in statements to customers about investments in ARS and the manner in which the ARS market functioned in violation of provisions of the federal securities laws. Two purported class action complaints were filed alleging such conduct with respect to the Company and TD AMERITRADE Holding Corporation. The cases, in the U.S. District Court for the Southern District of New York, were consolidated under the caption *In re Humphrys v. TD Ameritrade Holding Corp.* An amended complaint was filed in February 2009 by the lead plaintiff. The amended complaint requested an unspecified amount of compensatory damages, equitable relief, interest and attorneys' fees. In April 2009, the Company filed a motion to dismiss the amended complaint. On October 23, 2009, before the Court ruled on the motion, the lead plaintiff dismissed the lawsuit without prejudice.

The SEC and other regulatory authorities conducted investigations regarding the sale of ARS. On July 20, 2009, the Company finalized settlements with the SEC and other regulatory authorities, concluding investigations by the regulators into the Company's offer and sale of ARS. Under these settlement agreements, the Company commenced a tender offer to purchase, from certain current and former account holders, eligible ARS that were purchased through the Company on or before February 13, 2008, provided the ARS were not transferred away from the firm prior to January 24, 2006. This offer does not extend to clients who purchased ARS through independent registered investment advisors or through another firm and transferred such securities to the Company. The Company will complete the program in two phases, based on the amount of assets a client holds at the Company, and will complete all repurchases no later than June 30,

8. Commitments and Contingencies (continued)

2010. In addition, the Company offered to make whole any losses sustained by eligible clients who purchased ARS through the Company on or before February 13, 2008, and sold such securities at a loss prior to July 20, 2009. The Company offered to reimburse clients whose borrowing costs exceeded the amount they earned in interest or dividends from their eligible ARS at the time they borrowed money from the Company to satisfy liquidity needs. The Company will participate in a special arbitration process for the purpose of arbitrating eligible investors' consequential damages claims arising from their inability to sell their eligible ARS. No fines were imposed by the regulators under the settlement agreements.

The offer commenced on August 10, 2009. From October 9, 2009 through November 20, 2009, the Company purchased $268 million of tendered ARS. The Company estimates that, as of November 13, 2009, ARS up to a total par value of approximately $114 million may remain outstanding and eligible for the tender offer. The ultimate amount of ARS remaining eligible for the tender offer may decrease due to issuer redemptions. The Company is accounting for the ARS settlement as a financial guarantee. The Company recorded a liability of $13.8 million for the estimated fair value of this guarantee during the fourth quarter of fiscal 2009, which is included in accounts payable and accrued liabilities on the consolidated statement of financial condition.

Reserve Fund Matters – During September 2008, The Reserve, an independent mutual fund company, announced that the net asset value of two of its money market mutual funds (the Primary Fund and the International Liquidity Fund) declined below $1.00 per share. In addition, The Reserve announced that the net asset value of the Reserve Yield Plus Fund, which is not a money market mutual fund but sought to maintain a stable net asset value of $1.00 per share, declined below $1.00 per share. The Company's clients hold shares in these funds, which are being liquidated by The Reserve. From October 31, 2008 through October 2, 2009, Primary Fund, International Liquidity Fund and Yield Plus Fund shareholders have received distributions totaling approximately $0.92 per share, $0.79 per share and $0.91 per share, respectively. The SEC and other regulatory authorities are conducting investigations regarding the Company's offering of The Reserve funds to clients. The Company has received subpoenas and other requests for documents and information from the regulatory authorities. The Company is cooperating with the investigations and requests.

8. Commitments and Contingencies (continued)

In November 2008, a purported class action lawsuit was filed with respect to the Yield Plus Fund. The lawsuit is captioned Ross v. Reserve Management Company, Inc. et al. in the U.S. District Court for the Southern District of New York. The Ross lawsuit is on behalf of persons who purchased shares of the Reserve Yield Plus Fund. An amended complaint was filed on November 20, 2009. The amended complaint names as defendants several entities and individuals related to The Reserve and the Parent and certain alleged control persons of the Parent, including certain of its officers, directors, and significant shareholders. The complaint alleges, among other things, that misrepresentations and omissions were made in the Reserve Yield Plus Fund prospectus and in other statements regarding the Yield Plus Fund. The complaint includes claims of violations of the federal securities laws, the Investment Company Act, breach of fiduciary duties, and other claims. The complaint seeks an unspecified amount of compensatory damages, interest, rescission or rescissory damages, exemplary damages, attorneys' fees, and equitable or injunctive relief.

Legal and Regulatory Matters – The Company is subject to lawsuits, arbitrations, claims and other legal proceedings in connection with its business including, but not limited to, the matters discussed above. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's consolidated statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual loss that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters, including, but not limited to, the regulatory matters discussed above, could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's consolidated statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual fines, penalties or injunctive or other equitable relief that may result from these matters.

8. Commitments and Contingencies (continued)

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported on the consolidated statement of financial condition could be changed at a later date upon final determinations by taxing authorities. The Toronto-Dominion Bank (TD), an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the Parent's acquisition of TD Waterhouse.

General Contingencies

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. In the event the affiliated clearing broker does not fulfill its obligations, the Company may be exposed to risk. Pursuant to the agreement between the Company and the clearing broker, the clearing broker charges the Company for unsecured losses that result from a client's failure to complete such transactions.

The Company's common stock has been pledged as collateral on the Parent's senior credit facilities.

Guarantees

During September 2008, the net asset value of two money market mutual funds held by some of the Company's clients, the Primary Fund and the International Liquidity Fund, declined below $1.00 per share. These funds are managed by The Reserve, an independent mutual fund company. The Reserve subsequently announced it was suspending redemptions of these funds to effect an orderly liquidation. The Company announced a commitment of up to $55 million to protect its clients' positions in these funds. In the event the Company's clients receive less than $1.00 per share for these funds upon an orderly liquidation, the Company will commit up to $50 million (or $0.03 per share of the fund) for clients in the Primary Fund and up to $5 million for clients in the International Liquidity Fund to mitigate client losses. The Company is accounting for this potential obligation as a financial guarantee. Based on

8. Commitments and Contingencies (continued)

information from The Reserve and other public information, the Company has accrued $27.0 million for this obligation as of September 30, 2009, which is included in accounts payable and accrued liabilities in the consolidated statement of financial condition.

The Company has provided certain guarantees to the National Securities Clearing Corporation (NSCC), The Depository Trust Company (DTC) and JPMorgan Chase Bank (JPMorgan) on behalf of TD AMERITRADE Trust Company (TDATC), an indirect wholly owned subsidiary of the Parent. Under these agreements, if TDATC becomes unable to satisfy its obligations to NSCC, DTC or JPMorgan, the Company would be required to meet shortfalls. These guarantees may be terminated by the Company upon written notice. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition.

See "Money Market Deposit Account Agreement" in Note 10 for a description of a guarantee included in that agreement.

See "Auction Rate Securities Matters" above in this Note 8 for a description of a guarantee related to the ARS settlement.

9. Fair Value Disclosures

Effective October 1, 2008, the Company adopted ASC 820-10 for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value, and expands disclosures about fair value measurements.

Fair Value Measurement – Definition and Hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

9. Fair Value Disclosures (continued)

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

- Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive investment securities.

- Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes money market mutual funds managed by The Reserve for which the net asset value has declined below $1.00 per share and the funds are being liquidated. This category also includes auction rate securities for which the periodic auctions have failed.

9. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of September 30, 2009 (in thousands):

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Short-term investments:				
Money market mutual funds	$ –	$ –	$ 1,117	$ 1,117
Securities owned:				
Auction rate securities	–	–	14,579	14,579
Municipal debt securities	–	2,049	–	2,049
Corporate debt securities	–	695	–	695
Other debt securities	–	410	–	410
Subtotal – securities owned	–	3,154	14,579	17,733
Total assets at fair value	$ –	$ 3,154	$ 15,696	$ 18,850
Liabilities:				
Securities sold, not yet purchased:				
Municipal debt securities [1]	$ –	$ 52	$ –	$ 52
Total liabilities at fair value	$ –	$ 52	$ –	$ 52

[1] Amount is included in accounts payable and accrued liabilities on the consolidated statement of financial condition.

9. Fair Value Disclosures (continued)

The following table presents the changes in Level 3 assets measured on a recurring basis for the fiscal year ended September 30, 2009 (in thousands):

	October 1, 2008	Realized Losses	Purchases, Sales, Issuances and Settlements, Net	September 30, 2009
Assets:				
Cash and cash equivalents[1]	$ 4,766	$ –	$ (4,766)	$ –
Short-term investments:				
Money market mutual funds	8,066	(2)	(6,947)	1,117
Securities owned:				
Auction rate securities	–	–	14,579	14,579
Total assets at fair value	$ 12,832	$ (2)	$ 2,866	$ 15,696

[1] Represents positions in the Primary Fund, a money market mutual fund managed by The Reserve (an independent mutual fund company), that were classified as cash and cash equivalents as of September 30, 2008.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 investments. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 investments.

Money Market Mutual Funds – The fair value of money market mutual fund positions in the Primary Fund is estimated by management based on the underlying portfolio holdings data published by The Reserve and is categorized in Level 3 of the fair value hierarchy.

9. Fair Value Disclosures (continued)

Auction Rate Securities – ARS are long-term variable rate securities tied to short-term interest rates that are reset through a "Dutch auction" process, which generally occurs every seven to 35 days. Holders of ARS were previously able to liquidate their holdings to prospective buyers by participating in the auctions. During fiscal 2008, the Dutch auction process failed and holders were no longer able to liquidate their holdings through the auction process. The fair value of Company ARS holdings is estimated based on an internal pricing model and categorized in Level 3 of the fair value hierarchy. The pricing model takes into consideration the characteristics of the underlying securities as well as multiple inputs, including counterparty credit quality, expected timing of early redemptions and the yield premium that a market participant would require over otherwise comparable securities to compensate for the illiquidity of the ARS. These inputs require significant management judgment.

10. Related-Party Transactions

Note Receivable From Affiliate

The Company loaned $200 million to TDAC on September 29, 2008, under an unsecured Intercompany Loan Agreement. The loan was scheduled to mature on December 30, 2008. The interest rate under the intercompany loan was equal to the Federal Reserve funds rate published on September 29, 2008, plus 1%. On October 29, 2008, TDAC repaid the entire $200 million intercompany loan, plus accrued interest.

Receivables from and Payables to Affiliates

Receivables from and payables to affiliates resulting from the related-party transactions described below are included in receivable from affiliates and payable to affiliates, respectively, on the consolidated statement of financial condition. Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

10. Related-Party Transactions (continued)

Allocated Costs From Affiliate

The Company is allocated certain costs from entities related by common ownership.

Clearing Agreements

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees, net interest, investment product fees and other revenues from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Purchase of Auction Rate Securities From Affiliate

The Company purchased auction rate securities with a fair value $14.6 million from TDAC during September 2009.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Current income tax accounts include $0.3 million of income taxes payable to affiliates as of September 30, 2009.

Transactions with The Toronto-Dominion Bank and Affiliates

TD is an affiliate of the Parent, owning approximately 45.1% of the Parent's common stock as of September 30, 2009, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among TD, the Parent and certain other stockholders. A description of significant transactions with TD and its affiliates is set forth below.

Money Market Deposit Account Agreement

The Company, TDATC and TDAC are party to a money market deposit account (MMDA) agreement with TD Bank USA, N.A. (TD Bank USA) and TD. Under the MMDA agreement, TD Bank USA makes available to clients of the Company and TDATC FDIC-insured deposit

10. Related-Party Transactions (continued)

accounts as designated sweep vehicles. The Company and TDATC provide marketing and support services for TD Bank USA and TDAC acts as agent for the clients of the Company and as recordkeeper for TD Bank USA, in each case with respect to the insured deposit accounts. In exchange for providing these services, TD Bank USA pays the Company, TDATC and TDAC collectively a fee based on the yield earned by TD Bank USA on the client insured deposit account assets, less the actual interest paid to clients, actual interest cost incurred on borrowings, a flat fee to TD Bank USA of 25 basis points and the cost of FDIC insurance premiums.

Effective July 1, 2008, the MMDA agreement was amended. The amended agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years' prior written notice. The amended agreement provides that the marketing fee earned on the MMDA agreement is calculated based on three primary components: (a) the actual yield earned on investments in place as of July 1, 2008, which were primarily fixed-income securities backed by Canadian government guarantees, (b) the yield on other fixed-rate investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the portfolio, and (c) floating-rate investments, based on the monthly average rate for 30-day LIBOR. The amendment provides that, from time to time, the Company may request amounts and maturity dates for the other fixed-rate investments (component (b) above) in the portfolio, subject to the approval of TD Bank USA. For the month of September 2009, the MMDA agreement portfolio was comprised of approximately 19% component (a) investments, 64% component (b) investments and 17% component (c) investments.

In the event the fee computation results in a negative amount, the Company, TDATC and TDAC must pay TD Bank USA the negative amount. This effectively results in the Company, TDATC and TDAC guaranteeing TD Bank USA revenue of 25 basis points on the MMDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the MMDA agreement is affected by many variables, including the type, duration, credit quality, principal balance and yield of the investment portfolio at TD Bank USA, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be

10. Related-Party Transactions (continued)

required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the MMDA agreement.

Mutual Fund Agreements

The Company, TDAC and an affiliate of TD are party to a sweep fund agreement, transfer agency agreement, shareholder services agreement and a dealer agreement pursuant to which certain mutual funds are made available as money market sweep or direct purchase options to Company clients. The Company performs certain distribution and marketing support services with respect to those funds. In consideration for offering the funds and performing the distribution and marketing support services, the affiliate of TD compensates the Company in accordance with the provisions of the sweep fund agreement. The Company and TDAC also perform certain services for the applicable fund and earn fees for those services. The agreement may be terminated by any party upon one year's prior written notice and may be terminated by the Company or TDAC upon 30 days' prior written notice under certain circumstances.

Canadian Call Center Services Agreement

The Company has a wholly owned subsidiary, TD Waterhouse Canadian Call Center, Inc. (TDWCCC), for the purpose of contracting with TD for call center services in Canada. After May 1, 2013, either party may terminate this agreement without cause and without penalty by providing 24 months' prior written notice. In consideration of the performance by TD of the call center services, TDWCCC pays TD, on a monthly basis, an amount approximately equal to TD's monthly cost.

Certificates of Deposit Brokerage Agreements

Effective as of September 24, 2008, the Company entered into a certificates of deposit brokerage agreement with TD Bank USA, under which the Company acts as an agent for its clients in purchasing certificates of deposit from TD Bank USA. Under the agreement, TD Bank USA pays the Company a placement fee for each certificate of deposit issued in an amount agreed to by both parties. During fiscal 2009, the Company promoted limited time offers to purchase three-

10. Related-Party Transactions (continued)

month TD Bank USA certificates of deposit with a premium yield paid to its clients that made a deposit or transferred $25,000 into their Company brokerage account during a specified time period. Under this promotion, the Company reimburses TD Bank USA for the subsidized portion of the premium yield paid to its clients.

Other Related-Party Transactions

TD Options LLC, a subsidiary of TD, pays the Company the amount of exchange-sponsored payment for order flow that it receives for routing Company client orders to the exchanges.

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Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
TD AMERITRADE, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by TD AMERITRADE, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the SIPC, the Commodity Futures Trading Commission, and the National Futures Association, solely to assist you and the other specified parties in evaluating TD AMERITRADE, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TD AMERITRADE, Inc.'s management is responsible for TD AMERITRADE, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which included copies of the checks mailed to the SIPC, noting no differences;

2. Compared the amounts in the SIPC assessment worksheet derived from the FOCUS reports for the fiscal period beginning April 1, 2009 and ending September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending September 30, 2009, noting no differences except as follows: a) in performing this procedure, there was no code 3960 on the FOCUS report. TD AMERITRADE, Inc. represented the amount reported on line 9(ii) on the Form SIPC-7T is 40% of interest earned on customer securities and was derived from a portion of the other revenue reported on FOCUS Part IIA line 9, Code 3995; b) we compared the amount reported on line 2b to the supporting schedule, noting these items were in agreement. TD AMERITRADE, Inc. represented that the amount reflected in line 2b (4) represents clearing and execution costs netted within the total revenue amount at line 2a; and c) the amount reflected in line 9(i) does not include the amount in section 2b Additions;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

November 24, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-016335 FINRA SEP
TD AMERITRADE ~~CLEARING~~ INC
ATTN:BILL YATES
1005 N AMERITRADE PL
BELLEVUE NE 68005-4245

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,502,506.95

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

2/2/09
Date Paid

C. Assessment balance due 1,502,356.95

D. Interest computed on late payment (see instruction E) for_____days at 20% per annum Ø

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,502,356.95

F. PAID WITH THIS FORM.
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,502,356.95

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TD Ameritrade ~~Clearing~~, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP & CFO
(Title)

Dated the 23 day of November, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 901,805,521.11
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	2,005,434.98
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,005,434.98
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	57,794,111.19
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	204,867,063.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	6,022,705.65
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,619,624.28	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 34,124,295.26	
Enter the greater of line (i) or (ii)	34,124,295.26
Total deductions	302,808,175.10
2d. SIPC Net Operating Revenues	$ 601,002,780.99
2e. General Assessment @ .0025	$ 1,502,506.95

(to page 1 but not less than $150 minimum)